February 13, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Orange REIT, Inc.
Form 8-K
Filed February 6, 2008
File No. 333-131677

Ladies and Gentlemen:

We have filed today an amended Form 8-K/A in response to a comment letter from Yolanda Crittendon, Staff Accountant, dated February 11, 2008.

Further, as requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Orange REIT, Inc.

By: /s/ Robbin E. Cooper
Robbin E. Cooper
President